Jonathan D. Hatch Assistant General Counsel Talcott Resolution Law Group The Hartford One Hartford Plaza (NP4-TR1) Hartford, CT 06115 Tel. +1-860-547-4496 jonathan.hatch@thehartford.com
November 16, 2015

Ms. Deborah Skeens
Senior Counsel
Office of Insurance Products
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:    Director VII 333-69487: Accession 0001628280-15-007170

Dear Ms. Skeens:

We have responded to your November 13 comment on the draft Director VII Supplement. Once we have addressed this comment, we will make conforming changes to the other supplements.

1.	Comment on the Supplement for Director 7

a.	COMMENT: In the introductory section, please rephrase the two “Examples” sections to refer to positive statements, wherever possible.

RESPONSE: The “Examples” sections in the introductory section have been rephrased accordingly.

2.	Tandy Representations
Registrant hereby acknowledges that the Staff of the Commission has not passed upon the accuracy or adequacy of the prospectus supplement or prospectus for the above referenced registration statement. Registrant further acknowledges that the review of the filing by the Staff of the Commission does not relieve it of its full responsibility for the adequacy and accuracy of the disclosure of this filing nor does it foreclose the Commission from taking any action with respect to the filing. Further, Registrant acknowledges that it may not assert as a defense in any proceeding initiated by the Commission or any person under federal securities law that the Staff of the Commission reviewed the filing and provided comments to the Registrant or that the filing became automatically effective thereafter.

If you have any questions, please contact me at 860-547-4496 or at jonathan.hatch@thehartford.com.
Very truly yours,

/s/ Jonathan D. Hatch
Jonathan D. Hatch

2